UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name: Domingos Figueiredo de Abreu e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact

name: Paulo Faustino da Costa e-mail: investors@bradesco.com.br telephone number: (55 11) 2178-6201 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published

Diário Oficial do Estado de São Paulo and Diário do Comércio, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin-American Market) and making available to Shareholders (Site).

1.31.2012 (Tuesday)

Publication

2.8.2012 (Wednesday)

Standardized Financial Statements (DFP), related to the year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)	1.31.2012 (Tuesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.2.

Cash Dividends in the allocation of results related to the year 2011
Profit	Event/ Record Date	Amount in R$	Value in R$/Share		Payment Date
			Common Share	Preferred Share
Monthly Dividends	(1) Notices: 12.20.2010, 1.21, 2.14, 3.18, 4.18, 5.18, 6.20 and 7.18.2011		0.013219250	0.014541175	2.1, 3.1, 4.1, 5.2, 6.1, 7.1, 8.1 and 9.1.2011
	Record Date: 1.3, 2.1, 3.1, 4.1, 5.2, 6.1, 7.1and 8.1.2011
	(2) Notices: 8.19, 9.19, 10.17 and 11.18.2011		0.014541175	0.015995293	10.3, 11.1, 12.1.2011 and 1.2.2012
	Record Date: 9.1, 10.3, 11.1 and 12.1.2011
Intermediary Interest on Own Capital - 1st half/2011	Special Meeting of the Board of Directors 6.27.2011	624,200,000.00	0.155520588	0.171072647	7.18.2011
Complementary Interest on Own Capital of the year 2011	Special Meeting of the Board of Directors 12.12.2011	2,309,800,000.00	0.576206221	0.633826844	3.8.2012

Obs.: Dividends increased by 10% on 8.29.2011, from the amount of R$0.013219250 to R$0.014541175 per common shares and from R$0.014541175 to R$0.015995293 per preferred shares, as of Dividends referring to the month of September/2011, paid on 10.3.2011.

IFRS Financial Statements related to the year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)	3.30.2012 (Friday)

Reference Form, related to the year 2012

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)	5.31.2012 (Thursday)

20-F Form related to the year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)	4.30.2012 (Monday)
Financial Statements and Consolidated Financial Statements, related to the term ended on 6.30.2012

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)	7.25.2012 (Wednesday)
Publication	8.8.2012 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.3.

Quarterly Report – ITR

Event

Date

Forwarding to BM&FBOVESPA, CVM and Making Available to Shareholders (Site)

Relating to 1st quarter /2012	4.25.2012 (Wednesday)
Relating to 2nd quarter /2012	7.25.2012 (Wednesday)
Relating to 3rd quarter /2012	10.24.2012 (Wednesday)

Quarterly Consolidated Financial Statements in English

Event

Date

Forwarding to SEC, NYSE, LATIBEX and Making Available to Shareholders (Site)

Relating to 1st quarter /2012	4.25.2012 (Wednesday)
Relating to 2nd quarter /2012	7.25.2012 (Wednesday)
Relating to 3rd quarter /2012	10.24.2012 (Wednesday)

Silence Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2011	1.16 to 1.30.2012
Relating to 1st quarter /2012	4.10 to 4.24.2012
Relating to 2nd quarter /2012	7.10 to 7.24.2012
Relating to 3rd quarter /2012	10.9 to 10.23.2012

Disclosure of Results

Event

Date

Annual /2011

1.31.2012 (Tuesday)
Relating to 1st quarter /2012	4.25.2012 (Wednesday)
Relating to 2nd quarter /2012	7.25.2012 (Wednesday)
Relating to 3rd quarter /2012	10.24.2012 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.4.

Public Meeting with Analysts and Investors

Event: Public Meeting with Analysts and investors, open to other interested parties

Date / Time / Place

Date / Time / Place

3.27.2012 (Tuesday) - 6:30 p.m. - Goiânia, GO (APIMEC) – Oliveira’s Place

Rua T-36, 3.588 - Setor Bueno

8.14.2012 (Tuesday) - 6:30 p.m. - Brasília, DF (APIMEC) - Golden Tulip Alvorada

SHTN - Trecho 1 - Bloco 1C - Asa Norte

4.3.2012 (Tuesday) - 6:30 p.m. - Campinas, SP (APIMEC) - Hotel Royal Palm

Avenida Royal Palm Plaza, 277 - Jardim Nova Califórnia

8.21.2012 (Tuesday) - Rio de Janeiro, RJ (APIMEC) - Sofitel Copacabana

Avenida Atlântica, 4.240 - Copacabana

4.10.2012 (Tuesday) - 6:30 p.m. - Curitiba, PR (APIMEC) - Hotel Four Seasons

Avenida Sete de Setembro , 4.211 - Água Verde

8.28.2012 (Tuesday) - São Paulo, SP (APIMEC) - Grand Hyatt

Avenida das Nações Unidas, 13.301 - Santo Amaro

4.12.2012 (Thursday) - 6:30 p.m. - Florianópolis, SC (APIMEC) - Centro de Convenções CentroSul Avenida Gustavo Richard, 850 - Centro

9.11.2012 (Tuesday) - 6:30 p.m. - Recife, PE (APIMEC) - JCPM

Avenida Antônio de Góes, 60 - Pina

6.13.2012  (Wednesday) - 6:30 p.m. - Ribeirão Preto, SP (APIMEC) - Centro de Convenções Ribeirão Preto

Rua Bernardino de Campos, 999 - Centro

9.13.2012 (Thursday) - 6:30 p.m. - Salvador, BA (APIMEC) - Bahia Othon Palace

Avenida Oceânica, 2.294 - Ondina

6.26.2012  (Tuesday) - 6:30 p.m. - Juiz de Fora, MG (APIMEC) - Ritz Plaza Hotel

Avenida Rio Branco, 2.000 - Centro

9.18.2012 (Tuesday) - 6:30 p.m. - Santos, SP (APIMEC) - Mendes Convention Center Rua General Francisco Glicério, 206 - Gonzaga
8.2.2012 (Thursday) - 6:30 p.m. - Fortaleza, CE (APIMEC) - Marina Park Hotel

Rua Adolfo Caminha, s/no - Centro

10.2.2012 (Tuesday) - 6:30 p.m. - Uberlândia, MG (APIMEC) - Centro de Convenções de Uberlândia

Avenida João Naves de Ávila, 1.331, Piso C - Tibery

8.7.2012  (Tuesday) - 6:30 p.m. - Belo Horizonte, MG (APIMEC) - Ouro Minas

Avenida Cristiano Machado, 4.001 – Ipiranga

11.27.2012 (Tuesday) - 6:30 p.m. - Vitória, ES (APIMEC) Golden Tulip Avenida Nossa Senhora dos Navegantes, 635 - Enseada do Suá
8.9.2012  (Thursday) - 6:30 p.m. - Porto Alegre, RS (APIMEC) - Teatro do Bourbon Country

Avenida Túlio de Rose, 80 - SUC 301 A - 2[o] Piso - Passo D’Areia

12.4.2012 (Tuesday) - 6:30 p.m.- Manaus, AM (APIMEC) - Hotel Tropical

Avenida Coronel Teixeira, 1.320 - Ponta Negra

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.5.

Special Shareholders’ Meeting and Annual Shareholders’ Meeting already Established

Event

Date

Sending of the Notice referred to in Article 133 of Corporate Law to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	1.31.2012 (Tuesday)
Publication of the Notice referred to in Article 133 of Corporate Law	February 1st, 2nd and 3rd, 2012 (Wednesday, Thursday and Friday)

Sending of Board of Director’s Proposals for the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE e LATIBEX, including information required by Instructions CVM # 480 and 481, as of 12.7.2009 and 12.17.2009.

2.7.2012 (Tuesday)
Sending of Public Call Notices to BM&FBOVESPA, CVM, SEC, NYSE e LATIBEX	2.7.2012 (Tuesday)
Publication of Call Notices	February 8th, 9th and 10th, 2012 (Wednesday, Thursday and Friday)
Date of the Special and Annual Shareholders’ Meetings to be held	3.9.2012 (Friday)
Sending of the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	3.9.2012 (Friday)
Sending of the Minutes of the Special and Annual Shareholders’ Meeting to BM&FBOVESPA and CVM	3.20.2012 (Tuesday)

Board of Directors/Board of Executive Officers’ Meetings already Established

Event

Date

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Interest on Intermediary Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.14.2012 (Thursday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM	6.25.2012 (Monday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Intermediary Dividends or Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.27.2012 (Wednesday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	7.6.2012 (Friday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Complementary Dividends or Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE e LATIBEX

11.7.2012 (Wednesday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	11.19.2012 (Monday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Complementary  Dividends or Interest on Own Capital - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

12.10.2012 (Monday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	12.19.2012 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.6.

Notices to the Market regarding Monthly Dividends in compliance with the System for Monthly Payment to Shareholders

Notice Date	Payment Date	Reference Month
Record Date of Right
				“Ex-Right” Date
12.20.2011	2.1.2012 (*)	January	1.2.2012	1.3.2012
1.20.2012	3.1.2012	February	2.1.2012	2.2.2012
2.14.2012	4.2.2012	March	3.1.2012	3.2.2012
3.19.2012	5.2.2012	April	4.2.2012	4.3.2012
4.18.2012	6.1.2012	May	5.2.2012	5.3.2012
5.18.2012	7.2.2012	June	6.1.2012	6.4.2012
6.20.2012	8.1.2012	July	7.2.2012	7.3.2012
7.18.2012	9.3.2012	August	8.1.2012	8.2.2012
8.20.2012	10.1.2012	September	9.3.2012	9.4.2012
9.19.2012	11.1.2012	October	10.1.2012	10.2.2012
10.17.2012	12.3.2012	November	11.1.2012	11.3.2012
11.19.2012	1.2.2013	December	12.3.2012	12.4.2012
Type of Share		Per Share
Common Share		R$0.014541175
Preferred Share		R$0.015995293

(*) Communicated  on 12.20.2011.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Deputy Officer

1.2.2012

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 04, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.